February 10, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC 20549-0404
Attention:	Pamela Ann Long Assistant Director

Re:	Metalico, Inc. Form 10 (File No. 000-50999) Responses to February 2, 2005 Comments

Dear Ms. Long:

          Metalico, Inc. (the “Company”) is in receipt of your letter of February 2, 2005 regarding the Company’s Form 10 filing of December 20, 2004 (the “December Filing”). The following information is submitted in response to your numbered comments. We are also delivering to the Commission a revised Form 10 legended “Amendment No. 1 to Form 10” (the “Amended Filing”) and a marked copy of the Amended Filing blacklined against the December Filing.

General

1.	Please note that the Form 10 goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments.

          We will file an appropriate request to withdraw the December Filing if the Commission’s comments are not addressed within the sixty-day time period.

2.	We note that you commenced trading in the pink sheets as of June 2004. Consider including a risk factor that discusses your common stock’s status as a penny stock

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirement, and the lack of a liquid market for such stocks.

          We have added a discussion of trading risks on Page 17 of the Amended Filing.

Risk Factors, page 12

We are highly leveraged, page 12

3.	We note your disclosures on page 31 that the violations of two covenants to your loan agreement were waived. If a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under a separate debt obligation, please include a risk factor discussing this possibility and the company’s ability to repay all accelerated indebtedness simultaneously.

          We have no separate debt obligations that would be in default upon an acceleration of the indebtedness under our credit agreement. In response to the Staff’s comment, we have noted the Company would likely be unable to pay all such accelerated indebtedness in the discussion of the covenant restrictions Risk Factor.

Management’s Discussion & Analysis, page 19

          Results of Operations, Year Ended 12/31/02....page 27

4.	In comment 10 of our letter of November 23, 2004, we requested that where you cite more than one reason for a change in financial condition and results of operations, that you quantify the contribution of each factor. With that in mind, please revise ferrous and non-ferrous sales on page 27, and lead smelting on page 28.

          We have updated the information for ferrous and non-ferrous revenues in the Amended Filing. We have not updated the lead smelting revenue paragraph as we believe it currently complies with your request.

5.	We have reviewed your response to prior comment 39. However, based on the guidance set forth in EITF 02-17 “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination,” it is not clear to us that simply because there were no contracts, purchase orders, or other legal documents obligating the acquired recycler to do business with the seller or you that there was no fair value associated with the customer list. Please advise or revise.

          In our industry, those who buy processed scrap metals from us (known as consumers) are large steel mills, foundries or brokers of metal. Metalico and the company we purchased (United Alloys) sold to the same consumer base (as most of the scrap dealers in our area do) at comparable price levels. No value was assigned to United Alloys customer list because essentially no “new” consumers were added.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

          Metalico and United Alloys both operated in the same Buffalo market for many years. Both Metalico and United Alloys have shared the same supplier base over the years. The suppliers primarily consist of industrial accounts, peddler trade and demolition contractors that we buy from. Suppliers have historically jumped from one scrap yard to another based on price and convenience.

          The goal with United’s acquisition was to eliminate our principal competitor which historically bid metal prices up to high levels. We assigned no value to United’s supplier list because United’s customers, on occasion, became ours when we offered more value for the metal than they did and vice versa. The value for United Alloys comes from reducing competition for the price paid to customers for their scrap in the Buffalo region and not from the customers themselves.

Quantitative and Qualitative Disclosures About Market Risks, page 35

6.	We have reviewed your response to Comment 22. Though the potential loss due to a hypothetical change in commodity prices is not easy to model, we assume that this information is available and necessary for internal management planning and budgeting purposes. Please note that Item 305 of Regulation S-K also requires you to disclose the modeling technique employed as well as the key assumptions and parameters of the underlying model.

          We do not use a hypothetical commodity price model for internal planning and budgeting purposes. Our budgeting is based on historical volumes and recent historical commodity prices.

          Since we have no way of knowing how commodity prices will change, we are reluctant to make price predictions in our budgeting which could be deemed misleading. We manage and minimize commodity price exposure by maintaining low inventory quantities, turning them over quickly, not holding or speculating in the market, and quickly adjusting the price we pay to our suppliers when commodity prices move. What we can say is that commodity prices are volatile and at times move significantly either up or down and that we manage our business as stated above, to minimize market risks that result from changing prices.

Pro Forma Financial Information, page 36

7.	Please update your pro forma condensed statement of income through September 30, 2004. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

          We have included the updated pro forma financial information in the Amended Filing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

8.	We note the additional disclosures you provided in Note A in response to prior comment 27. Expand this disclosure to provide a sensitivity analysis with the regard to these potential changes.

          We have included the updated pro forma financial information in the Amended Filing.

Quarterly Financial Information, page 40

9.	We note your response to prior comment 30. Tell us more about the adjustments that were necessary to appropriately present your 2002 quarterly financial information.

          One adjustment was made to the 2002 selected quarterly financial data. The originally submitted fourth quarter of 2002 included all of year 2002 tax provision in error. The tax provision has been corrected to appropriately allocate tax expense to each quarter.

Financial Statements

     General

10.	As indicated in Note 10 – Subsequent Events to your September 30, 2004 interim financial statements, we note that you acquired a ferrous and non-ferrous scrap metal recycler on November 18, 2004 for 7.2 million. Provide for us the calculations you prepared under Rule 1-02(w) with regard to the requirements to provide financial statements for this recycler under Rule 3-05.

          Below are the requested calculations concerning separate financial statements. The requirement for separate financials statements was not met.

				Rule	Rule
				1-02(w)	3-05(b)(2)(i)
	Consolidated			Significant	Statements
	Metalico	Acquired		Subsidiary	Required
	12/31/03	Business	%	> 10%	> 20%
Frank Metals acquired 11/18/04
Investment in acquired subsidiary	58,027	7,218	12.44%	Yes	No
Assets of acquired subsidiary	58,027	2,720	4.69%	No	No
Income from cont ops before taxes	3,482	358	10.28%	Yes	No

Buffalo Fuels acquired 2/9/04
Investment in acquired subsidiary	58,027	2,672	4.60%	No	No
Assets of acquired subsidiary	58,027	2,672	4.60%	No	No
Income from cont ops before taxes	3,482	63	1.81%	No	No

Aggregate insignificant subs
Investment in acquired subsidiary	58,027	9,890	17.04%	Yes	No
Assets of acquired subsidiary	58,027	5,392	9.29%	No	No
Income from cont ops before taxes	3,482	421	12.09%	Yes	No

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

Metalico, Inc. and Subsidiaries Financial Statements for the year ended 12/31/2003

          Consolidated Statement of Operations

11.	We note your additional disclosures provided in response to prior comment 41. Separately present the cost of product sales from cost of tolling services. Refer to Rule 5-03(b)(2) of Regulations S-X.

          The tolling services revenue disclosed relates to our lead smelting operations. Our lead smelting plant does not allocate expenses between tolling revenues and normal sales of lead products. The same manufacturing processes are used for both tolling sales and lead smelting sales. We prefer not to disclose the cost of tolling revenues as we do not separate this information in our internal financials. We have not made this disclosure.

          Note 1 – Revenue Recognition

12.	We note the revisions you made in response to prior comment 40. We note that you “generally” recognize product revenue upon shipment and that brokerage sales are “generally” recognized upon receipt of material by the customer. Expand your disclosures to address the nature of the revenue transactions that are recognized under accounting policies that differ from these stated policies.

          Historically, the number of transactions requiring different revenue recognition accounting policies is insignificant. We have therefore deleted the word “generally.”

          Note 19 – Debt Forgiveness and Gain on Extinguishment of Debt

13.	Notwithstanding your response to prior comment 45, we still do not fully understand your 2001 debt transaction. In this regard, we have the following comments:

•	Your expanded disclosures in MD&A continue to imply that you made an $18 million cash payment in connection with the Termination Agreement. Please revise your MD&A and this footnote to clarify. Based on your recognition of a $17 million gain on the debt extinguishment and the amounts reflected in your cash flow statements, it does not appear that you made this $18 million payment.

     In May 2001 we made a payment of $18.0 million to our previous bank syndicate. This payment has been reported in our 2001 Statement of Cash Flows as detailed in the attached cash flow support schedule titled:

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

Metalico, Inc. and Subsidiaries
Consolidated Debt Roll-Forward
12.31.01

          As the above mentioned schedule illustrates the following Cash Flow line items were impacted by the payment to the syndicated bank group:

          “Net borrowings (payments) under revolving lines of credit” of $(1,381,000) is the net result of a payment of $9,165,000 to the syndicated bank group and borrowings of $7,784,015;

          “Principal payments on other borrowings” of $(14,637,000) includes among other payments a $9,835,000 payment of the syndicated bank group. Total long-term debt outstanding to the group at the time of the refinance was $26,483,733;

          “Proceeds from other borrowings” of $6,974,000 includes $1,268,663 that refinanced $1,000,000 of the outstanding syndicated bank group debt and $268,663 of accrued interest.

•	It is still unclear to us how a warrant to acquire 17% of the fully diluted equity of the Company has no value. Please provide us with additional information to support your conclusion.

          We have added the following estimated valuation analysis for your review to supplement reasons discussed in our response to Comment 45 in our letter dated December 20, 2004 as to further support why no value was assigned to the common stock warrants:

EBITDA-Trailing 12 months – 5/31/01	$4,649,642
EBITDA Metalico II –TTM-5/31/01	2,753,143
Add back Corporate expenses	1,304,343

$8,707.128
Valuation multiple	6.25

54,419,250
Less: Debt – 5/31/01	(16,574,596)
Debt Metalico II -5/31/01	(120,984)

Preferred Stock – par value	(35,209,221)

Preferred Stock Dividend	(3,510,768)

Available for Common Shareholders	$(996,319)

We also refer you to our prior response (provided below) regarding the actual consideration we paid for the warrants to redeem them from the holders:

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

          The LaSalle credit facility was syndicated to four banks: LaSalle National Bank, Bank of America, Union Bank of California and Summit Bank. As part of the May 2001 debt restructuring, each bank was given a note and warrants in relation to its participation in funding the LaSalle credit facility. Each note carried an interest rate of 12%. In early 2002 we began the process of attempting to retire the debt and warrants in an effort to reduce our interest costs, replacing 12% debt with revolver debt under our current loan agreement with Foothill Capital Corporation (now known as Wells Fargo Foothill, Inc.). Since each bank had its own note, we approached Union Bank as one of the smaller note holders first. After supplying current financial information, the Company offered Union Bank a payment of $150,000 for the note, accrued interest and the warrants. After negotiations, Union Bank agreed to accept $200,000 for the note, all accrued interest and surrender of the warrants. Each of the remaining banks was contacted individually and individually agreed to a settlement for its note, accrued interest and the surrender/sale of its warrants. In each case the Company’s offer was contingent on retirement of all debt (including accrued interest) owed to an individual bank and the surrender of all warrants held by that bank. As the following chart illustrates, each bank accepted a different amount:

	Date of	# of	Principal	Accrued	Consideration	Total
	Payment	Warrants	Amount	Interest	for Warrants	Payment
Union Bank of California	12/20/2002	724,837	$253,769	$50,195	—	$200,000
Fleet Bank (Summit)	6/2/2003	724,837	253,769	65,933	—	253,769
LaSalle National Bank	1/5/2004	1,157,739	406,030	145,286	$100,000	651,316
Bank of America	1/31/2004	1,014,772	355,276	130,785	150,754	636,814

TOTAL		3,622,185	$1,268,843	$392,199	$250,754	$1,741,899

The individual banks had access to any and all financial information requested during our discussions with them. We can only surmise that the amounts accepted by LaSalle National Bank and Bank of America in January 2004 represented the fair value of the warrants and the value of settling our outstanding obligations to those institutions at that time. Any of the banks could have elected to wait until its note matured to be paid.

•	It is unclear to us how you used a fair value of $.11 per share in your computation of your 2001 diluted earnings per share. In this regard, we note based on your 2001 earning per share calculation you presented in Note 25 to your Form 10 filed on October 25, 2004, you reflected $1,999,741 for dividends payable. Based on the information in the filing (i.e. the $6,383,000 dividends payable as of December 31, 2002 less the $1,832,000 dividend earned during 2002) we assume that dividends payable as of December 31, 2001 was $4,551,000. This results in a $2.27 deemed fair value for your common stock.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

          Upon further review of the Certificate of Amendment of the Second and Restated Certificate of Incorporation (COA), the Company determined that accruing dividends on Class A and B preferred stock did not become convertible into common stock at the election of the holder until April 29, 2002. Originally the dividends were shown as being converted into common shares in the diluted earnings per share calculations at the stated conversion ratio for all the periods presented. Based on the additional review of the terms of the COA and findings related thereto, the EPS calculation in the Form 10 filed on October 25, 2004 was determined to be incorrect and management included corrected EPS calculations in the revised Form 10 filed in December 2004. The fair value of $.11 per share was used to compute the dilutive effect of all warrants and stock options.

Note 20 – Segment Reporting

14.	We note your response to prior comment 47. Please expand the headnote to your segment information to discuss the nature of the items included in corporate operating profit (i.e. what operating items have not been allocated to your two reportable segments).

          We have added a sentence to the first paragraph of Note 20 in the Amended Filing as requested.

          Note 25 – Earnings Per Share

15.	Tell us why you have eliminated the dilutive effect of your dividends payable in your December 31, 2001 earnings per share computation or revise accordingly. Also tell us why you revised the number of common stock equivalents related to your dividends payable for the years ended December 31, 2003 and December 31, 2002.

          Reference should be made to response to Comment 13 (last bullet point) above which explains the elimination of the dilutive effect of the dividends payable in 2001. The changes in denominator shares in the dilutive calculations for 2003 and 2002 were applicable solely to the dividends payable line shares, a portion of the 2002 change was applicable to reasons as referred to in response to Comment 13 (last bullet point) above. The other changes were the result of further review by the Company of the Company’s charter documents and amendments related thereto, and determination that the conversion price for accruing dividends on Class A and B preferred stock was $3.00. A $2.00 conversion price was previously used as the conversion price in the EPS calculation in the Form 10 filed on October 25, 2004. Management included corrected EPS calculations in the December Filing.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 10, 2005

Metalico, Inc. and Subsidiaries Financial Statements for the nine months ended 9/30/2003, page F-40

          Note 4 – Conversion of Certain Debt to Equity and Changes in Preferred Stock

16.	We note the expanded disclosures you provided in Note 4 in response to prior comment 51. As previously requested, please disclose how you accounted for the exchange including a discussion of the fair value of the old and newly issued preferred stock.

          We have added the following disclosure to the end of the first paragraph of Note 4 in the Notes to Condensed Consolidated Financial Statements as follows:

          Since the newly issued preferred shares will convert into the same number of shares and have substantially the same liquidation preference as the old shares and accrued dividends, in the opinion of management, the fair value of the newly issued shares of preferred stock was equal to the fair value of the old.

          The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your prompt attention.

Sincerely yours,

/s/ Carlos E. Agüero

Carlos E. Agüero
President and Chief Executive Officer

cc:	Gus Rodriguez
Jeanne Baker
Matt Franker
Lesli Sheppard

Metalico, Inc. and Subsidiaries
Consolidated Debt Roll-Forward
12.31.01

		Ending				Net Revolver		Debt	Ending
Entity	Account Name	12/31/2000	Borrowings	Payments		Activity		Forgiveness	12/31/2001
Revolver:
Corp	Revolver-LaSalle	9,165,000.00		(9,165,000.00)		(9,165,000.00)			—
Corp	Revolver-Foothill		7,784,014.79	—		7,784,014.79			7,784,014.79

		9,165,000.00	7,784,014.79	(9,165,000.00)		(1,380,985.21	)(A)	—	7,784,014.79

Rounded ($ Thousands) Amounts to Audited
Consolidated Statement of Cash Flows						(1,381)

Term and Other:
Corp	Term Note LaSalle	26,482,733.50		(9,835,000.50)				(16,647,733.00)	—
Corp	Union Bank of California, NA		253,678.60	—					253,678.60
Corp	Fleet National Bank		253,678.60						253,678.60
Corp	LaSalle Bank National Association		406,029.76						406,029.76
Corp	Bank of America, NA		355,276.04						355,276.04
Corp	Foothill Term A Note	—	4,200,000.00	(1,319,999.98)					2,880,000.02
Corp	Foothill Term B Note	—	1,500,000.00	(1,500,000.00)					—
Corp	Aguero	725,000.00	—	—					725,000.00
Corp	Aguero	436,538.50	—	—					436,538.50
Corp	GSR Purchase	436,147.00		—					436,147.00
Evans	Vehicles & equipment-various	49,790.41	—	(18,004.26)					31,786.15
SRL	Vehicles & equipment-various	22,439.48	—	(5,300.43)					17,139.05
Lake Erie	Vehicles & equipment-various	267,965.40	—	(68,523.17)					199,442.23
GCR	Vehicles & equipment-various	231,702.11		(114,042.52)					117,659.59
GCR	Mortgage	12,028.05		(4,865.39)					7,162.66
GCR	Bonds Payable	1,600,000.00		(1,600,000.00)					—
GCR	Sapp Payout	153,000.00		(153,000.00)					—
College Grove	Vehicles & equipment-various	34,874.96	6,642.05	(18,719.45)					22,797.56

		30,452,219.41	6,975,305.05	(14,637,455.70)				(16,647,733.00)	6,142,335.76

Rounded ($ Thousands) Amounts to Audited
Consolidated Statement of Cash Flows			6,974	(14,637)

Total Debt		39,617,219.41	14,759,319.84	(23,802,455.70)				(16,647,733.00)	13,926,350.55

Rounded ($ Thousands) Amounts per Audited Consolidated Balance Sheets:
Short-term debt		9,601.00							8,220.00
Current Maturities of long-term debt		24,565.00							813.00
Long-term debt, less current maturities		5,452.00							4,893.00

		39,618.00							13,926.00

LaSalle Debt Summary (from above):
Corp	Revolver-LaSalle	9,165,000.00		(9,165,000.00)		(9,165,000.00)			—
Corp	Term Note LaSalle	26,482,733.50		(9,835,000.50)				(16,647,733.00)	—

		35,647,733.50	—	(19,000,000.50)		(9,165,000.00)		(16,647,733.00)	—
	LaSalle Debt reissued (1)			1,000,000.00

		35,647,733.50	—	(18,000,000.50	)(B)	(9,165,000.00)		(16,647,733.00)	—

(1)	LaSalle Debt not released & reissued with accrued interest to following banks (see term and other notes area above)
Union Bank of California, NA
Fleet National Bank
LaSalle Bank National Association
Bank of America, NA

(B)	Payment to LaSalle Disclosure in Note 19

(A)	Represents “net” revolver activity inclusive of $9,165,000 in payments on LaSalle Debt which is part of $18,000,000 payments disclosed in Note 19. The Company did make the $18M in payments to LaSalle as disclosed in Note 19. As described in analysis above, the reason the payments on other borrowings in the 2001 Statement of Cash Flows are less than $18M is because $9,165,000 of payments are included in the Net borrowings (payments) under revolving lines-of-credit line in the Statement of Cash Flows.